Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 Tel. 212.309.6000 Fax: 212.309.6001 www.morganlewis.com

Richard F. Morris

Partner

212.309.6650

richard.morris@morganlewis.com

February 28, 2013

VIA EDGAR

Dalia Blass, Esq.

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Transparent Value, LLC (File No. 812-13395)

Dear Ms. Blass:

We are writing on behalf of Transparent Value LLC, Transparent Value Advisors, LLC and ALPS Distributors, Inc. (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Application”). The Application was originally filed with the U.S. Securities and Exchange Commission on June 5, 2007 and amended on July 29, 2008 and September 10, 2008.

Applicants do not intend to pursue the Application and request its withdrawal. Transparent Value Advisors, LLC has filed a separate exemptive application with the U.S. Securities and Exchange Commission requesting substantially similar relief.

Should you have any questions, please call me at (212) 309-6650.

Sincerely,

/s/ Richard F. Morris

Richard F. Morris

cc:	Armen Arus, Transparent Value Advisors, LLC

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